      As filed with the Securities and Exchange Commission on July 29, 2003


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JULY 2003

                          COMMISSION FILE NO. 001-14614


                           PETROLEUM GEO-SERVICES ASA

                 (Translation of registrant's name into English)

                                  STRANDVEIEN 4
                                 N-1366 LYSAKER
                                     NORWAY
                       ----------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F [X]                              Form 40-F [  ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes [  ]                                   No [X]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes [  ]                                   No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes [  ]                                   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


         N/A

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On July 29, 2003, in connection with its commencement of a Chapter 11 proceeding in the United States, Petroleum Geo-Services ASA (the "Debtor") filed, with both the U.S. Bankruptcy Court for the Southern District of New York and the Oslo Stock Exchange, a plan of reorganization (the "Plan") for the Debtor and updated financial projections. Copies of the Plan and the updated financial projections are attached hereto as Exhibits 99.1 and 99.2, respectively.

EXHIBIT NO.   DESCRIPTION

99.1          Debtor's Plan of Reorganization, dated July 29, 2003

99.2 Projections of the Debtor filed in connection with the Debtor's Plan of Reorganization

                             *    *    *



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                                   SIGNATURES
                                   ----------

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           PETROLEUM GEO-SERVICES ASA



                                           By: /s/ Sverre Strandenes
                                               ---------------------------------
                                                Name:  Sverre Strandenes
                                                Title:  Senior Vice President

Date: July 29, 2003